UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 22, 2008

Joan Ohlbaum Swirsky
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098

Re: Tamarack Funds Trust—Prime Money Market Fund; Institutional Prime Money Market Fund (File No. 811-21475)

Dear Ms. Swirsky:

Your letter of September 23, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Tamarack Funds Trust (the "Trust") on behalf of its series the Prime Money Market Fund and the Institutional Prime Money Market Fund (the "Funds"), and Voyageur Asset Management, Inc. ("Voyageur"), an investment adviser registered under the Investment Advisers Act of 1940 and is the Funds' investment adviser, and Royal Bank of Canada ("RBC"), enter into the arrangement summarized below and more fully described in the letter. RBC is the indirect parent company of the Adviser and, therefore, an affiliated person of the Funds as defined in Section 2(a)(3) of the Act.

1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

The Trust is an open-end management investment company that is registered with the Commission under the Act. Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

You state that in order to mitigate any negative impact that current market conditions may have on the shareholders of the Funds, Voyageur and the Trust, on behalf of the Funds, seek to enter into a capital support agreement for each Fund (the "Agreement"), a form of which was provided to the staff. You state that each Fund holds in its portfolio notes (the "Notes") identified in an attachment to the relevant Agreement. You state that in light of the current market conditions and financial factors relating to the Notes, the Adviser believes and has conveyed to the Board of Trustees of the Trust (the "Board"), that market conditions could result in the Notes, despite remaining Eligible Securities, as defined in rule 2a-7, being valued at an amount that is less than their amortized cost to such a degree (and by such an amount) that each Fund may no longer maintain a stable net asset value per share. You state further that the Adviser believes that the Notes continue to present minimal credit risk.

Under each Agreement, Voyageur would be obligated to make a cash contribution to the Fund in any of the following circumstances (each, a "Contribution Event"): (i) any sale of the Notes by the Fund for cash in an amount less than the amortized cost value of the Notes; (ii) receipt of a final payment on the Notes in an amount less than their amortized cost value; (iii) issuance of an order by a court having jurisdiction over the matter discharging the issuer from liability for the Notes and providing for payments in an amount less than the amortized cost value of the Notes; or (iv) receipt of new securities that are Eligible Securities in exchange for or in replacement of any Notes if the amortized cost value of the new securities is less than the amortized cost value of the Notes exchanged or replaced.

You state that if Voyageur makes a cash contribution to the Fund under the relevant Agreement and subsequently receives additional payments from or on behalf of an issuer in respect of a Note, the Fund will repay to Voyageur the lesser of the amount of the capital contribution or the amount of the subsequent payments on the Covered Note, but in no event will the Fund be required to make any repayments to Voyageur that would cause the Fund's market-based net asset value per share to fall below $0.995 or such greater amount as may be specified under the Agreement.

You represent with respect to each Agreement that:

(i) The Agreement would obligate Voyageur upon the occurrence of a Contribution Event to make a cash contribution to the Fund (up to the maximum amount specified in the Agreement) in the amount necessary to maintain the Fund's market-based net asset value per share at no less than $0.995 or such greater amount as may be specified under the terms of the Agreement;

(ii) The Fund's repayment to Voyageur of any cash contribution if the Fund after the cash contribution receives additional payments from or on behalf of an issuer in respect of a Note, will be limited to the extent of any Voyageur cash contribution to the Fund under the Agreement;

(iii) The Agreement would be entered into at no cost to the Fund, and Voyageur would not obtain any shares from the Funds in exchange for its contribution;

(iv) The Fund will sell all the Notes on the business day immediately prior to the termination date specified in the Agreement, if such sale would trigger a cash contribution under the Agreement;

(v) The Board has reviewed and approved the Agreement and has determined that entering into the Agreement is in the best interests of the Fund and its shareholders.

Voyageur does not have its own credit rating, but its commitment under the Agreement would be guaranteed by a letter of credit ("Letter of Credit") issued by RBC for the benefit of the Funds. You state that RBC will not receive any compensation from the Fund and that RBC has the highest short-term credit rating. You represent with respect to the Letter of Credit that:

(i) The Fund will draw on the Letter of Credit in the event that Voyageur fails to make a cash contribution when due under the Agreement;

(ii) If the Agreement is deemed to be a security within the meaning of Section 2(a)(36) of the Act, it would be an Eligible Security as defined in rule 2a-7 because the Letter of Credit is a Guarantee that is a First Tier Security, as those terms are defined in rule 2a-7, with respect to the Agreement;

(iii) Voyageur, under delegated authority, has determined that the Agreement presents minimal credit risks with respect to each Fund; and

(iv) The Agreement would terminate following a change in RBC's short-term credit ratings such that RBC's obligations no longer qualify as First Tier Securities unless Voyageur puts in place a substitute arrangement that is a First Tier Security within 30 calendar days after such occurrence, and RBC's ratings qualify as Second Tier Securities, as defined in rule 2a-7, during the 30 calendar day period.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a), 17(d) and 12(d)(3) of the Act, or the rules thereunder, if the Trust, on behalf of each Fund, and RBC enter into the arrangement summarized above and more fully described in your letter.[4] You should note that any different facts or representations

4 This letter confirms oral no-action relief provided by the undersigned to Joan Swirsky on September 23, 2008.

might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[5]

We have considered your request for confidential treatment of your letter and our response for a period of 120 days from the date of our response or such earlier date as the Staff of the Division of Investment is advised that the information in your letter has been made public. We have determined that your request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until February 19, 2009.

Very truly yours,

Dalia Osman Blass
Senior Counsel

---

5 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

September 23, 2008

FOIA CONFIDENTIAL TREATMENT REQUESTED

By Email and Overnight Delivery

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a), 17(d) and 12(d)(3) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing on behalf of Tamarack Funds Trust ("Trust"), an investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"), of which each of the Tamarack Prime Money Market Fund and the Tamarack Institutional Prime Money Market Fund (the "Funds") is a series, Voyageur Asset Management Inc. ("Voyageur"), an investment adviser registered under the Investment Advisers Act of 1940, as amended, which serves as investment adviser to the Funds, and Royal Bank of Canada ("RBC") the indirect parent of Voyageur, to seek your assurance that the staff of the Division of Investment Management ("Staff") will not recommend enforcement action under Section 17(a), 17(d) or 12(d)(3) of the 1940 Act and the rules thereunder if the Trust, on behalf of each Fund, enters into a Capital Support Agreement for the Fund (in the form provided to you), in the circumstances described below, with Voyageur.

Each Fund is a money market fund that seeks to maintain a stable net asset value ("NAV") per share of $1.00 and uses the amortized cost method of valuing its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Each Fund currently holds in its portfolio the notes listed in the attachment to each respective form of Capital Support Agreement that has been provided to you ("Notes"). Voyageur believes that the Notes present minimal credit risks. In light of current market conditions and financial factors relating to the Notes, Voyageur believes, and has conveyed to the Board of Trustees of the Trust ("Board") that despite currently remaining "Eligible Securities", the Notes may become difficult to value, and may be valued at an amount that is under their amortized cost to such a degree (or by such an amount) that each Fund is no longer able to maintain a stable net asset value per share of $1.00.

In order to mitigate the negative impact that current market conditions may have on shareholders of each Fund, although under no obligation to do so, the Trust, on behalf of each Fund, has determined to seek the authority for the Trust and Voyageur to enter into a Capital Support Agreement for each Fund. Under the Capital Support Agreement, Voyageur would be obligated to provide a capital contribution to a Fund if, as a result of losses realized on the Notes,[1] the market-based NAV per share of the Fund otherwise would drop below $0.995 or such greater amount as may be specified under the terms of the Capital Support Agreement. The amount of any such capital contribution will be that amount necessary to maintain the Fund's market-based NAV per share at $0.995 or such greater amount as may be specified under the terms of the Capital Support Agreement, subject to an aggregate maximum amount set forth in the Capital Support Agreement. In the event that Voyageur does not make a capital contribution when due, the Fund will draw upon a letter of credit that has been issued by RBC in connection with the Capital Support Agreement, on the day that such capital contribution was required to have been made in an amount equal to the capital contribution that is due. Voyageur and RBC will not receive any compensation from either Fund for entering into the Capital Support Agreement or any Fund shares for their capital contributions to either Fund pursuant to the Capital Support Agreement.

RBC has ratings by NRSROs (as defined in Rule 2a-7 under the 1940 Act) such that its short-term securities are "First Tier Securities," as defined in Rule 2a-7 under the 1940 Act. If the Capital Support Agreement is deemed to be a security within the meaning of the Section 2(a)(36) of the 1940 Act, it would be an "Eligible Security" under Rule 2a-7 because the Letter of Credit is the equivalent of a Guarantee that qualifies as a "First Tier Security" as those terms are defined under Rule 2a-7 under the 1940 Act. Pursuant to delegated authority, Voyageur has determined that each Capital Support Agreement presents minimal credit risks for the affected Fund.

Each Capital Support Agreement provides that the respective Fund will sell the Notes (i) within thirty (30) calendar days following any change in the Letter of Credit provider's short-term credit ratings such that the Letter of Credit provider's obligations no longer qualify as "First Tier Securities" as defined in paragraph (a)(12) of Rule 2a-7, and (ii) on the business day immediately prior to the date set forth in clause (iii) of the definition of Termination Event; provided that, a Fund shall not be required to complete any such sale if the amount the Fund expects to receive would not result in the payment of a Capital Contribution Amount, or, with respect to the rating reduction described in clause (i) of this paragraph, if Voyageur substitutes an obligation or credit support that satisfies the requirement of a First Tier Security within thirty (30) calendar days from the occurrence of such event and, during such 30 day period, the Letter of Credit Provider's obligations continue to quality as Second Tier Securities under paragraph (a)(22) of Rule 2a-7.

Each Capital Support Agreement will terminate upon the earlier to occur of (i) with respect to any particular Note, the repayment in full, divestment or liquidation in cash, of such Note under the Capital Support Agreement; (ii) the support provider having made Capital Contributions equal to the maximum contribution amount (the "Termination Date"); or (iii) 5:00 p.m. Eastern Time on September 4, 2009 for the Capital Support Agreement for the Institutional Prime Money Market Fund and 5:00 p.m. Eastern Time on October 9, 2009 for the Capital Support Agreement for the Prime Money Market Fund.

---

1 Voyageur would be obligated to provide a capital contribution to a Fund pursuant to the Capital Support Agreement if losses were realized by the Fund as a result of any of the following occurrences: (i) any final sale of a Note by the Fund for cash in an amount, after deduction of any commissions or similar transaction costs, less than the amortized cost value of the Note sold as of the date of settlement; (ii) the receipt of final payment on a Note in an amount, after deduction of costs related to such Note, less than the amortized cost value of the Note as of the date such payment is received (including any non payment on the stated maturity date of the Note); (iii) the issuance of orders by a court having jurisdiction over the matter discharging the issuer of a Note from liability for the Note and providing for payments on the Note in an amount, after deduction of costs related to such Note, less than the amortized cost value of the Note as of the date such payment is received; or (iv) the receipt of any security or other instrument in exchange for, or as a replacement of, a Note as a result of an exchange offer, debt restructuring, reorganization or similar transaction, pursuant to which the Note is exchanged for, or replaced with, new securities of the respective issuer or a third party and such new securities have a value that is less than the amortized cost of the Note on the date the Fund receives such new securities.

Each Capital Support Agreement terminates upon the occurrence of any change in the Letter of Credit provider's short-term credit ratings such that the Letter of Credit provider's obligations no longer qualify as First Tier Securities as defined in paragraph (a)(12) of Rule 2a-7, unless Voyageur satisfies the terms of the Agreement relating to arrangements for a substitute obligation or credit support. Termination under this provisions does not relieve (i) the Fund of its obligation to sell the Notes, to the extent that such a sale is required by the Agreement; or (ii) Voyageur of its obligation to make a Capital Contribution to the Fund following such a sale, to the extent that such sale would give rise to a Contribution Event.

Each Capital Support Agreement provides that upon termination of the Capital Support Agreement with respect to all Notes under such Capital Support Agreement, the Letter of Credit will be surrendered for cancellation. In the event a Fund receives a Capital Contribution from Voyageur with respect to a Note and subsequently receives additional payments from or on behalf of the issuer in respect of the Note, the Fund will repay to Voyageur the lesser of the amount of such Capital Contribution or the amount of such subsequent payments, provided that in no event shall repayment to Voyageur cause the Fund's net asset value per share to fall below $0.995 or such greater amount as required by any NRSRO (as defined in Rule 2a-7 under the 1940 Act).

The Board, including a majority of the majority of the Trustees that are not interested persons of the Funds, has approved the terms of each Capital Support Agreement, including the aggregate maximum capital contribution amount under the Capital Support Agreements, and determined that entering into the Capital Support Agreement is in the best interests of each Fund and its shareholders.

Analysis

Voyageur is an "affiliated person" of the Funds under Section 2(a)(3) of the 1940 Act and RBC is an "affiliated person" of an "affiliated person" of the Funds. Each Capital Support Agreement may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company.

Each proposed Capital Support Agreement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission. The surrender of a Letter of Credit for cancellation upon specified termination events under the Capital Support Agreement and the repayment to Voyageur of excess amounts received on behalf of an issuer of a Note subsequent to receiving a Capital Contribution may raise issues under Section 17 because they arguably could be deemed to involve the transfer of securities or other property or alternatively be deemed a joint arrangement.

Entering into each proposed Capital Support Agreement also may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Funds could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to the Fund's investment adviser or any affiliated persons of the Fund's investment adviser.

By entering into each proposed Capital Support Agreement, Voyageur may be considered to have violated Section 17(a)(1), 17(d) or 12(d)(3) and the surrender of the Letter of Credit and repayment of over payments may raise issues under Section 17. We submit that, notwithstanding the potential violations, entering and carrying out each Capital Support Agreement is in the best interest of each Fund and its shareholders. The Capital Support Agreement effectively limits the risk to each Fund and its shareholders that losses arising from the Fund's current exposure to the Notes might cause the Fund to "break the buck." The surrender of the Letter of Credit and repayment of excess payments received by a Fund are simply intended to prevent the Fund from obtaining a windfall and/or essentially getting paid twice for the same Note. The Staff has previously recognized that entering into a capital support agreement with an affiliate may be appropriate in certain situations to avoid potential loss to shareholders.[2] The Staff has taken a no-action position for arrangements providing for surrender of a letter of credit to an affiliate upon termination and repayment of excess amounts by a fund to an affiliate in similar circumstances.[3]

The capital support agreement in *SEI Daily Income Trust*[4] operates in essentially the same fashion as the Capital Support Agreement. In *SEI Daily Income Trust*, the fund and its affiliate entered into a capital support agreement designed to prevent any losses realized on the notes from causing the fund's market based NAV per share to fall below $0.995. The capital support agreement obligated the affiliate to make a contribution to the fund up to the maximum specified in the capital support agreement. Furthermore, in *SEI Daily Income Trust*, the affiliate agreed to not obtain any shares or other consideration from the fund for its contribution.

Similarly, each Capital Support Agreement for each Fund will be entered into by the Trust, on behalf of the Fund, and Voyageur in an effort to prevent any losses realized on the Notes from causing the Fund's market-based NAV per share to fall below $0.995 or such greater amount as may be specified under the terms of each Capital Support Agreement. Each Capital Support Agreement obligates Voyageur to make contributions to the respective Fund up to the aggregate maximum specified in the Capital Support Agreement. Voyageur would not obtain any shares or other consideration from either Fund for its contribution.

Based upon the foregoing, we would appreciate your confirming to us that the Staff will not recommend enforcement action if the Trust enters into the Capital Support Agreement for each Fund with Voyageur.

Pursuant to 17 C.F.R. 200.81(b), we respectfully request that this request and the response be accorded confidential treatment until 120 days from the date of the response or such earlier date as the staff of the Division of Investment Management is advised that all information in this letter has been made public. This request for confidential treatment is made for the reason that certain facts set forth in the letter have not been made public and premature disclosure might adversely affect the Trust.

Please contact the undersigned at 215-564-8015 should you have any questions or comments regarding this request.

Sincerely,

Joan Ohlbaum Swirsky

Joan Ohlbaum Swirsky

---

[2] *See, e.g., SEI Daily Income Trust—Prime Obligation Fund* (November 9, 2007) ("SEI Daily Income Trust") ; *See also, HSBC Investor Funds—HSBC Investor Money Market Fund* (Jan. 18, 2008).

[3] *See, e.g., Master Portfolio Trust – Liquid Reserves Portfolio* (April 4, 2008).

[4] *Id.*

END